

June 19, 2015

Via Email
William C. Losch III
Executive Vice President and
Chief Financial Officer
First Horizon National Corporation
165 Madison Avenue
Memphis, TN 38103

> **Re:**   **First Horizon National Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 24, 2015**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2015**
> **Filed May 7, 2015**
> **File No. 001-15185**

Dear Mr. Losch:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations
Asset Quality – Trend Analysis of 2014 Compared to 2013

1. Please consider revising future filings to disclose separately loans included in the 'non strategic' segment in your asset quality data by loan portfolio in Table 15, Table 16, Table 17 and Table 18.

Consolidated Statements of Cash Flows, page 85

2. Please revise future filings to present cash receipts and cash payments resulting from originations or acquisitions and sales of loans held for sale gross in operating cash flows. Refer to ASC 230-10-45-21.

Form 10-Q for the Quarter Ended March 31, 2015

Note 10 – Contingencies and Other Disclosures, page
Litigation – Loss Contingencies, page 30

3. We note you reached an agreement in principle with the DOJ and HUD to settle potential claims related to your underwriting and origination of FHA-insured mortgage loans in April 2015. Under this agreement you agreed to pay $212.5 million and you recognized a loss of $162.5 million for the quarter ended March 31, 2015. Please provide your ASC 450-20 loss contingency analysis since the case began in 2012, including a discussion of significant events which management considered in determining the amount and timing of loss contingency accrual(s).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact David Irving at (202) 551-3321 or me at (202) 551-3752 if you any other questions.

                                                    Sincerely,

                                                    /s/ Gus Rodriguez

                                                    Gus Rodriguez
                                                    Accounting Branch Chief